

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 29, 2016

<u>Via E-mail</u>
Ms. Donna Blank
Chief Financial Officer and Treasurer
ZAIS Financial Corp.
Two Bridge Avenue, Suite 322
Red Bank, New Jersey 07701

   Re: **ZAIS Financial Corp.**
      Form 10-K for the year ended December 31, 2015
      Filed March 10, 2016
      File No. 001-35808

      Form 10-K/A for the year ended December 31, 2015
      Filed April 29, 2016
      File No. 001-35808

Dear Ms. Blank:

   We have completed our review of your filings on August 26, 2016. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Jennifer Monick

              Jennifer Monick
              Assistant Chief Accountant
              Office of Real Estate and
              Commodities